

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

June 19, 2012

<u>Via Email</u>
David I. Portnoy
Chairman and Co-Chief Executive Officer
Cryo-Cell International, Inc.
1700 Brooker Creek Boulevard, Suite 1800
Oldsmar, FL 34677

Re: **Cryo-Cell International, Inc.**
       Revised Preliminary Proxy Statement filed on Schedule 14A
       Filed on June 15, 2012
       File No. 0-23386

Dear Mr. Portnoy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1 – Election of Directors, page 3

1.   We note the disclosure added in response to comment 6 from our letter dated June 14, 2012 regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise to characterize the added statements as opinions or beliefs and, where necessary, substantiate those statements. For example, substantiate the statement that "Dr. Wheeler provides the Company with additional business development opportunities through his extensive industry contacts."

Director Independence and Board Leadership Structure, page 10

2.   Supplement the information added in response to comment 4 from our letter dated June 14, 2012 to disclose whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the board. Refer to Item 407(h) of Regulation S-K. In addition, clarify within this section that the appointed Co-Chief Executive officer is Mr. David Portnoy's brother.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail to
        Steven Lanter, Esq.
        Luse Gorman Pomerenk & Schick, P.C.